UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

BuzzCast, Inc.

Legal status of Issuer:

      Form:

      Corporation

      Jurisdiction of Incorporation/Organization:

      Delaware

      Date of Organization:

      December 8, 2020

Physical Address of Issuer:

8483 E. Spring Park Drive, Eden, Utah 84310

Website of Issuer:

http://buzzcast.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,070,000

Deadline to reach the Target Offering Amount:

January 10, 2023

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

13

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$2,219,763	$359,527
Cash & Cash Equivalents	$925,881	$0
Accounts Receivable	$0	$0
Short-term Debt	$318,778	$51,387
Long-term Debt	$2,086	$0
Revenues/Sales	$704,019	$851,740
Cost of Goods Sold	$252,099	$235,016
Taxes Paid	$0	$0
Net Income	($1,632,590)	$308,140

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

July 18, 2022

BuzzCast, Inc.



Up to $1,070,000 of Crowd SAFE (Simple Agreement for Future Equity)

BuzzCast, Inc. ("BuzzCast", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by January 10, 2023 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with a qualified third party (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$150	$6.00	$94.00
Maximum Individual Purchase Amount (3)(4)	$107,000	$6,420	$100,580
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S

CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://buzzcast.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/buzzcast.

The date of this Form C is July 18, 2022.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Built "by producers for producers," BuzzCast is the premium virtual platform event, and delivers a broadcast-quality experience with zero downtime. BuzzCast is highly secure and can engage hundreds and thousands of attendees with complex tracks and formats to make large events feel personal and engaging. The Company is trusted by global brands and event production agencies.

The Company is located at 8483 E. Spring Park Drive, Eden, Utah 84310.

The Company's website is https://buzzcast.com.

The Company conducts business and sells products and services through the internet throughout the United States and internationally.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/buzzcast (the "Deal Page") and the version published as of the date of this Form C is attached as Exhibit B. The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view Exhibit B as well as the Deal Page at the time you consider making an investment commitment.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	1,070,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,070,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$100 +
Maximum Individual Purchase Amount	$107,000
Offering Deadline	January 10, 2023
Use of Proceeds	See the description of the use of proceeds on page 12 hereof.
Voting Rights	See the description of the voting rights on page 31.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.
The Coronavirus Disease of 2019 (COVID-19), and the related shelter-in-place orders and non-essential business closings, has recently affected global markets, supply chains, employees of companies, and communities. The recurrence of COVID-19 or a similar global pandemic may impact the Company's operations and revenues.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.
Currently, our authorized capital stock consists of 18,000,000 shares of common stock, and 5,219,671 shares of Preferred Stock (which includes Series Seed, Series Seed-1, Series Seed-2, and Series Seed-3 Preferred Stock), of which 10,000,000 shares of common stock and 3,729,819 shares of preferred stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and

services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.
We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.
The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.
We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.
Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and

procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.
We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.
The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."
Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit E. Some of these communications may not have included proper disclaimers required for "testing the waters".

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.
No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.
Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.
The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.
The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.
If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.
In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) ("Nominee") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of a Crowd SAFE or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Crowd SAFE, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Crowd SAFE. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Crowd SAFE and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Crowd SAFE to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.
Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.
Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders or the party holding the CF Shadow Securities on behalf of the Investors are required to enter into a proxy agreement with its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and such shares would be required to be subject to a proxy that allows a designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

A Crowd SAFE holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd SAFE; failure to claim cash set aside in this case may result in a total loss of principal.

The Crowd SAFE offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion or termination of the Crowd SAFE, in connection with an Equity Financing or Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the Investor is only eligible to receive a cash payment equal to their Purchase Amount (or a lesser amount in certain events). While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principal if the Investor never claims their payment.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.
In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.
Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.
There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

BuzzCast provides a complete technology platform for virtual and hybrid events, from ticketing to broadcasting along with supporting services to onboard clients, monitor streaming and provide technical support.

Built "by producers for producers," BuzzCast is the premium virtual event platform, delivering a broadcast-quality experience with zero downtime. Trusted by global brands and event production agencies, BuzzCast is highly secure and can engage hundreds of thousands of attendees with complex tracks and formats to make even large events feel personal and engaging..

Business Plan

BuzzCast has already established a world-class virtual events platform over the past 2 years of development and run over 50 events on the platform successfully. We license this technology on an annual basis and then charge clients on an event by event basis for usage of the platform based on number of attendees and total streaming hours of content. Currently we are about to release our Content Management System, that will enable our production partners and the end brands they sever to self-operated many aspects of the platform for both their virtual and hybrid events, which will enable BuzzCast to scale the number of events it can do in a year significantly and open up sales to a wider audience (smaller and more independent events). With this transition, we also plan to expand our sales strategy to focus more on direct to brand sales and marketing.

The Company's Products and/or Services

Product / Service	Description	Current Market
Virtual Event Platform	Digital venue for large corporate and consumer events	Enterprise companies and top-tier production companies that support their events.

Competition

While there are many players in the virtual and hybrid event industry, those companies services a wide range of events and clients. Companies such as Hopin and Bizzabo offer a simpler more self-service platform, while BuzzCast tends to compete with companies like Intrado and ON24 to handle larger, often more complicated events. BuzzCast's advantage and a key differentiator is that it is newer and therefore built on the latest AWS Serverless architecture and so has a high degree of scalability while maintaining world-class security and flexible brandability.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Our primary clients are global, enterprise brands who operate large-scale events, both B2B and B2C. We also service the top-tier production companies who provide production services to these enterprise companies.

Supply Chain

BuzzCast sources its clients in two keys ways, direct-to-brands and also via event production companies that produce events on behalf of brands. When it comes to production companies, BuzzCast develops relationships with high-end production companies via direct outreach, word of mouth and existing relationships. Typically these production companies provide multiple projects to BuzzCast and we work in tandem with them on events that they produce and we provide the virtual events technology platform to help them operate those events. The Company also reaches out directly to brands to demo our product and keep front of mind when they need to do a virtual event. We also capture a number of brand clients via them attending an event of another brand on our platform and inquiring after the fact.

BuzzFeed develops its technology "in house" using its own team of developers and both long and short term contractors (typically technical in nature). The Company does, however, build on top of several existing technologies to deliver its products, including Amazon Web Services for streaming capabilities, Zoom for meeting technology, and piece of the tech stack such as Dynomo DB. We also integrate a number of 3rd party ticketing systems that can be plugged in on a case by case basis such as Cvent, Bizzabo and Eventbrite.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
n/a	n/a	n/a	n/a	n/a	n/a

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$64,200
Product Development	0%	$0	38%	$406,600
Sales and Marketing	0%	$0	28%	$299,600
Operational Expenses	94%	$23,500	28%	$299,600
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed description of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

Product Development: If the target offering amount is raised , the Company will continue to sell the current iteration of its product with only minimal iterative improvements. If the maximum offering amount is raised, the Company intends to use a portion of the proceeds of the Offering to introduce a set of feature improvements on its platform that will enable it to develop a true Software-as-a-Service (SaaS) product offering that will expand its reach to a broader customer base and direct to brands.

Sales and Marketing: If the target offering amount is raised, the Company will continue to sell via established clients and personal relationships. If the maximum offering amount is raised, Company intends to use a portion of the proceeds of the Offering to fund sales and marketing efforts. Specifically, the Company will increase its outreach efforts to high-end production companies, and provide the training and onboarding resources to enable prospective customers to utilize the self-service version of its platform without additional technological support.

The Company also plans to launch a new sales and marketing campaign targeted at opening up direct sales to brands who can utilize a SaaS version of its platform for smaller events that are not currently supported on the platform, but for which our technology is almost ready and the sales and marketing campaign has been planned.

Operational Expenses: If only the target offering amount is raised, all Offering proceeds will be used to fund normal operations and support ongoing events. This will allow BuzzCast to continue to operate events and keep revenue flowing into the Company.

If the maximum offering amount is raised, the Company will use a portion of the Offering proceeds to expand its core operational team by hiring a few employees to help systemize key processes and procedures to transition the product into its lower and mid-market SaaS product offering and support that model of operation.

DIRECTORS, OFFICERS, MANAGERS , AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Directors and Officers

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Ryan Byrne	Co-Founder and CEO	BuzzCast, Inc., Co-Founder and CEO (December 8, 2020 – Present) Responsible for setting company vision, fundraising, budget setting and overall company strategy and execution of plans. The Buzz Lab, LLC, Founder and Owner (November 18, 2018 – Present) Responsible for High-level Company oversight. Attend monthly meetings and monitor Company's progress and status. The Buzz Lab, LLC, Founder and CEO (September 15, 2007 – November 7, 2018) Oversaw all operational aspects of the company as well as bringing in new sales and clients to the company. Also heavily involved with the creative execution of major projects.	University of California, BA in Business and Economics (1998) University of Southern California, MFA in Cinematic Arts (2005)
Luke Peterson	Co-Founder, President, and Treasurer	BuzzCast, Inc., Co-Founder, President, and Treasurer (December 8, 2020 – Present) Responsible for daily operations of employees as well as for overseeing all finances. LayAIR, Co-Founder and CEO (June 2019 – Present) Responsible for determining product vision, roadmap, and fundraising strategy. Geenee Inc., President of U.S. Operations (December 2016 to January 2020). Responsible for bridging gap between development and sales teams.	Colorado College, BA in Economics and Politics (2002)
Matthias Thoemmes	Co-Founder, Director of Engineering, and Secretary	BuzzCast, Inc., Co-Founder, Director of Engineering, and Secretary (December 8, 2020 – Present) Leads the architecture of BuzzCast's core application and manages implementation of that architecture across the Company's development team. Participates in conversations surrounding overall Company direction and core product planning.	Mr. Thoemmes studied law at the Freie Universitat Berlin from April 1, 2009 to March 31, 2014, but left before graduating to start a software company.

		LayAIR, Co-Founder and CTO (January 2020 – Present) Responsible for determining technical product architecture and strategy. Geenee Inc., Senior Web Developer (January 2015 – March 2020) Responsible for developing front end and back end scripts for web application.	
John Clayton Webster	CTO	BuzzCast, Inc., CTO (December 2020 – Present) Oversees the entire technical development and engineering team. Responsible for approving architecture, design, and implementation of technical development of the BuzzCast platform. Vivoom, Inc., Co-Founder and CTO (February 2014 – August 2020) Led product development, roadmap, all technology staff, project management, development, operations, information security, data privacy, IT services, patent applications, and associated contracts, budgets, and vendors.	Rutgers College, Bachelor of Science (1992)
Karoline Mikkelsen	Executive Vice President of Production	BuzzCast, Inc., Executive Vice President of Production (December 8, 2020 - Present) Responsible for overseeing all event production on the BuzzCast platform. Working with external production teams and the brands for which they are producing the event to onboard those teams onto the BuzzCast platform and support all production needs and technical support that arises. Oversees all BuzzCast production contractors and event technical support teams. Motley, Inc., Founder and Experience Design Consultant (August 2015 – Present) Responsible for managing the company's clients and production workflow and maintaining all business operations and an on-call contractor team to support on larger projects and consulting awards. NCompass International, Consulting Senior Line Producer (September 2019 – December 2019); Consulting Head of Production (February 2019 – August 2019).	Herlufshlom Kostskole, International Baccalaureate Language and Liberal Arts (1999) University of San Francisco, BA in English and Psychology (2000) Niels Brock, Marketing Economist Diploma (2002)

		Responsible for implementing new budgeting system, project development tools, and management tools across company production teams.	

Biographical Information

Ryan Byrne. Ryan is an award-winning director and producer with degrees in economics and finance from UCLA and the London School of Economics. Ryan began his career in private equity with Capital Resource Partners before launching his first tech startup in the travel space. Ryan eventually landed back at USC where he got his MFA in film and went on to direct the award winning feature film 'A Colombia'. After launching in 2007, The Buzz Lab quickly became one of the premiere content and event production companies in the technology industry, working with clients such as Oracle, Adobe, eBay, PayPal, Hulu, PwC, the National Institute of Health, Uber and many others to bring their ideas to life. Ryan brings deep creative and production skills to the table to help guide and manage large scale events and productions.

Luke Peterson. Starting in banking in 2003, Luke successfully built and managed a variety of sales teams and bank branches and closing over 2B in transactions and 1B in AUM over the course of his 12 year career in the field. Over the past four years Luke has focused exclusively on companies that build spatial web technologies. He successfully transitioned Geenee, Inc., a computer vision technology, from MVP to commercialized SaaS solution, which he ultimately exited after a $10m+ financing round. In March 2020, Luke co-founded BuzzCast in response to the Covid Pandemic.

Matthias Thoemmes. Serving on warships as the telecommunication operator in the German Navy, Matthias rose to prominence and ultimately completed his military career as a telecommunications officer for the United Nations Interim Force in Lebanon. Afterwards, he joined a Los Angeles-based company whose objective was commercializing computer vision algorithms. Matthias built the core infrastructure and front-ends for the company, as well as designed their product demonstrations and ported their algorithms to the web. After leaving the company at the end of 2019, he co-founded BuzzCast.

John Clayton Webster. Clay Webster has extensive leadership experience in scaling systems and video technology. He is the co-founder of Vivoom, a novel peer-marketing video SaaS platform. He previously held an integral position at CBS Interactive where he was responsible for their online video technology, privacy and numerous content management systems. Joining CNET in its infancy, Clay fulfilled many roles as Webmaster, among his contributions, he created and open-sourced Solr enterprise search, ATOMICS NoSQL, and developed sites like Download.com, all the while supplying the website infrastructure software and services for each and every one of CNET's business units.

Karoline Mikkelsen. Karoline has held international leadership positions in the live & virtual entertainment industry, as well as advertising industry for over 15 years. Having worn virtually every hat there is in production, Karoline's ability to adapt is tried and true. Karoline has worked with some of the world's leading talents across various companies and agencies, and she knows exactly what it takes to lead a project to success. Her fascination with system dynamics at every level and that kind of big-picture thinking has fundamentally shaped the way she approaches each new project and challenge, which has made her an asset to every team she's joined thus far.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 18,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**") and 5,219,671 shares of preferred stock, par value $0.00001 per share, of which 3,539,062 are designated "Series Seed Preferred Stock," 686,859 are designated "Series Seed-1 Preferred Stock," 431,250 are designated "Series Seed-2 Preferred Stock," and 1,562,500 are designated "Series Seed-3 Preferred Stock" (the "**Preferred Stock**").

At the closing of this Offering, assuming only the Target Offering Amount is sold, 10,000,000 shares of Common Stock and 3,729,819 shares of Preferred Stock (which includes 1,757,810 shares of Series Seed Preferred Stock, 686,856 shares of Series Seed-1 Preferred Stock, 431,250 shares of Series Seed-2 Preferred Stock, and 853,903 shares of Series Seed-3 Preferred Stock) will be issued and outstanding..

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	10,000,000
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock at a later day. The issuance of such additional shares of common stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	60.78% on a fully diluted basis

Type	Series Seed Preferred Stock
Amount Outstanding	1,757,810
Par Value Per Share	$0.00001
Voting Rights	Each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder as of the record date for determining stockholders entitled to vote on such matters.
Anti-Dilution Rights	At any time when at least 322,592 shares of Preferred Stock are outstanding, the written consent or affirmative vote of holders of such Preferred Shares is required before the Company takes action to: (i) create, authorize the creation of, or reclassify, any capital stock unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges; or (ii) increase the authorized number of shares of

	Preferred Stock or any additional class or series of capital stock of the Corporation, unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges
Other Rights	<u>Preferential Payments:</u> Preferential payments to holders of preferred stock in the event of a voluntary or involuntary liquidation event, as defined by the Company bylaws. <u>Optional Conversion Rights:</u> Each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Original Issue Price by $1.28 per share.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's board of directors may authorize and issue additional shares of Series Seed Preferred Stock at a later date.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	10.69% on a fully diluted basis

Type	Series Seed-1 Preferred Stock
Amount Outstanding	686,856
Par Value Per Share	$0.00001
Voting Rights	Each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder as of the record date for determining stockholders entitled to vote on such matters.
Anti-Dilution Rights	At any time when at least 322,592 shares of Preferred Stock are outstanding, the written consent or affirmative vote of holders of such Preferred Shares is required before the Company takes action to: (i) create, authorize the creation of, or reclassify, any capital stock unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges; or (ii) increase the authorized number of shares of Preferred Stock or any additional class or series of capital stock of the Corporation, unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges
Other Rights	Preferential payments to holders of preferred stock in the event of a voluntary or involuntary liquidation event, as defined by the Company bylaws. <u>Optional Conversion Rights:</u> Each share of Series Seed-1 Preferred Stock shall be convertible, at the option of the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is

	determined by dividing the Original Issue Price by $1.024 per share.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's board of directors may authorize and issue additional shares of Series Seed-1 Preferred Stock at a later date
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	4.17% on a fully diluted basis

Type	Series Seed-2 Preferred Stock
Amount Outstanding	431,250
Par Value Per Share	$0.00001
Voting Rights	Each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder as of the record date for determining stockholders entitled to vote on such matters.
Anti-Dilution Rights	At any time when at least 322,592 shares of Preferred Stock are outstanding, the written consent or affirmative vote of holders of such Preferred Shares is required before the Company takes action to: (i) create, authorize the creation of, or reclassify, any capital stock unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges; or (ii) increase the authorized number of shares of Preferred Stock or any additional class or series of capital stock of the Corporation, unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges
Other Rights	Preferential payments to holders of preferred stock in the event of a voluntary or involuntary liquidation event, as defined by the Company bylaws. Optional Conversion Rights: Each share of Series Seed-2 Preferred Stock shall be convertible, at the option of the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Original Issue Price by $0.80 per share.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's board of directors may authorize and issue additional shares of Series Seed-2 Preferred Stock at a later date.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.62% on a fully diluted basis

Type	Series Seed-3 Preferred Stock
Amount Outstanding	853,903
Par Value Per Share	$0.00001
Voting Rights	Each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder as of the record date for determining stockholders entitled to vote on such matters.
Anti-Dilution Rights	At any time when at least 322,592 shares of Preferred Stock are outstanding, the written consent or affirmative vote of holders of such Preferred Shares is required before the Company takes action to: (i) create, authorize the creation of, or reclassify, any capital stock unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges; or (ii) increase the authorized number of shares of Preferred Stock or any additional class or series of capital stock of the Corporation, unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges
Other Rights	Preferential payments to holders of preferred stock in the event of a voluntary or involuntary liquidation event, as defined by the Company bylaws. Optional Conversion Rights: Each share of Series Seed-3 Preferred Stock shall be convertible, at the option of the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Original Issue Price by $1.280 per share.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's board of directors may authorize and issue additional shares of Series Seed-3 Preferred Stock at a later date
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	5.19% on a fully diluted basis

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Warrants to Purchase Common Stock (2021)
Amount Outstanding	62,569
Voting Rights	Holders of Warrants are not entitled to vote (prior to exercise)
Anti-Dilution Rights	Warrant share and price adjustment upon the occurrence of certain dilutive events.
Material Terms	The Warrants entitle the holder to purchase one share of common stock at an exercise price equal to $1.60 per share, and shall be exercisable at any time on or after the Initial Exercise Date and on or prior to the close of business on their five-year anniversary.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The availability of such conversion securities may be dilutive and such securities may have greater rights than the Crowd SAFE.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.38% on a fully diluted basis

.

Type	Warrants to Purchase Common Stock (2022)
Amount Outstanding	133,167
Voting Rights	Holders of Warrants are not entitled to vote (prior to exercise)
Anti-Dilution Rights	Warrant share and price adjustment upon the occurrence of certain dilutive events.
Material Terms	The warrants entitle the holder to purchase one share of common stock at an exercise price equal to $1.64 per share at any time, shall be exercisable at any time on or after the Initial Exercise Date and on or prior to the close of business on their five-year anniversary.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The availability of such conversion securities may be dilutive and such securities may have greater rights than the Crowd SAFE..
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.81% on a fully diluted basis

.

Type	Options to Purchase Common Stock under the Company's 2021 Incentive Plan
Amount Outstanding	98,323 outstanding options (1,500,000 reserved for issuance)
Voting Rights	Holders of Options are not entitled to vote (prior to exercise)
Anti-Dilution Rights	If the outstanding shares of capital stock are increased or decreased, the Committee shall make an appropriate and equitable or proportionate adjustment in the exercise price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The availability of any shares of the Company's common stock issued pursuant to the exercise of such options may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	15.1971%

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Promissory Note
Creditor	Indigo IP Holdings Ltd.
Amount Outstanding	$25,000
Interest Rate and Amortization Schedule	There shall be no interest on the principal amount of this Promissory Note unless and until the Maturity Date. Interest shall be payable on the principal amount of this Promissory Note outstanding from time to time, after the Maturity Date, default and judgment until paid, at a rate per annum equal to 5.00%. Interest shall accrue daily and compound annually in arrears based on a 365 day year.
Description of Collateral	None
Other Material Terms	Funds shall be used for general operating expenses, unless prior written consent is provided by the lender, which may be unreasonably withheld.
Maturity Date	June 1, 2027
Date Entered Into	May 18, 2022

.

Type	Promissory Note
Creditor	Indigo IP Holdings Ltd.
Amount Outstanding	$150,000

Interest Rate and Amortization Schedule	There shall be no interest on the principal amount of this Promissory Note unless and until the Maturity Date. Interest shall be payable on the principal amount of this Promissory Note outstanding from time to time, after the Maturity Date, default and judgment until paid, at a rate per annum equal to 5.00%. Interest shall accrue daily and compound annually in arrears based on a 365 day year.
Description of Collateral	None
Other Material Terms	The funds shall be held in the Company's bank account and may not be used without Lender's prior written approval.
Maturity Date	June 1, 2027
Date Entered Into	May 18, 2022

Type	Promissory Note
Creditor	Luke Peterson
Amount Outstanding	$12,500
Interest Rate and Amortization Schedule	There shall be no interest on the principal amount of this Promissory Note unless and until the Maturity Date. Interest shall be payable on the principal amount of this Promissory Note outstanding from time to time, after the Maturity Date, default and judgment until paid, at a rate per annum equal to 5.00%. Interest shall accrue daily and compound annually in arrears based on a 365 day year.
Description of Collateral	None
Other Material Terms	Funds shall be used for general operating expenses, unless prior written consent is provided by the lender, which may be unreasonably withheld.
Maturity Date	June 1, 2027
Date Entered Into	May 18, 2022

Type	Promissory Note
Creditor	Matthias Thoemmes
Amount Outstanding	$12,500
Interest Rate and Amortization Schedule	There shall be no interest on the principal amount of this Promissory Note unless and until the Maturity Date. Interest shall be payable on the principal amount of this Promissory Note outstanding from time to time, after the Maturity Date, default and judgment until paid, at a rate per annum equal to 5.00%. Interest shall accrue daily and compound annually in arrears based on a 365 day year.

Description of Collateral	None
Other Material Terms	Funds shall be used for general operating expenses, unless prior written consent is provided by the lender, which may be unreasonably withheld.
Maturity Date	June 1, 2027
Date Entered Into	May 18, 2022

Type	Promissory Note
Creditor	Ryan Byrne
Amount Outstanding	$75,000
Interest Rate and Amortization Schedule	There shall be no interest on the principal amount of this Promissory Note unless and until the Maturity Date. Interest shall be payable on the principal amount of this Promissory Note outstanding from time to time, after the Maturity Date, default and judgment until paid, at a rate per annum equal to 5.00%. Interest shall accrue daily and compound annually in arrears based on a 365 day year.
Description of Collateral	None
Other Material Terms	Funds shall be used for general operating expenses, unless prior written consent is provided by the lender, which may be unreasonably withheld.
Maturity Date	June 1, 2027
Date Entered Into	May 18, 2022

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Ryan Byrne	2,750,000	20.029%
Buzz Lab Investors, LLC	2,750,000*	20.029%
Luke Peterson	2,800,000	20.39%

*Mr. Byrne controls the voting of the 2,750,000 shares held by Buzz Lab Investors, LLC.

<center>**FINANCIAL INFORMATION**</center>

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

BuzzCast, Inc. (the "**Company**") was incorporated on December 8, 2020 under the laws of the State of Delaware, and is headquartered in Eden, Utah.

Cash and Cash Equivalents

As of June 30, 2022, the Company had an aggregate of $238,204.95 in cash and cash equivalents, leaving the Company with approximately 5 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

On May 18, 2022, the Company executed promissory notes in the original principal amount of $275,000. Pursuant to the notes, $125,000 shall be used for general operating expenses, unless prior written consent is provided by the lender. The rest of the funds ($150,000) will be held in the Company's bank account and may not be used without Lender's prior written approval.

The Company currently does not have any additional outside sources of capital other than these promissory notes and the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future, except as disclosed in the "*Use of Proceeds*" section, *infra*.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	10,000,000	Working Capital	December 8, 2020	Rule 701
Series Seed Preferred Stock	1,757,810	Working Capital	September 3, 2021	Section 4(a)(2)
Series Seed-1 Preferred Stock	686,856	Working Capital	September 3, 2021	Section 4(a)(2)
Series Seed-2 Preferred Stock	431,250	Working Capital	September 3, 2021	Section 4(a)(2)
Series Seed-3 Preferred Stock	853,903	Working Capital	February 28, 2022	Reg D 506(b)
Crowd SAFEs	13 SAFEs* $3,223,349	Working Capital	*	Reg D 506(b)
Warrants to Purchase Common Stock (2021)	62,569	Working Capital	September 3, 2021	Section 4(a)(2)
Warrants to Purchase Common Stock (2022)	133,167	Working Capital	February 28, 2022	Section 4(a)(2)
Options to Purchase Common Stock Pursuant to 2021 Incentive Plan	98,323	Working Capital	**	Rule 701

 * These SAFEs were issued on a rolling basis between March and April 2021. On September 3, 2021, all SAFEs were converted into a total of 1,118,106 shares of Preferred Stock.

 ** These options were issued on a rolling basis between November 1, 2020 and December 31, 2021.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

(a) On May 18, 2022, Ryan Byrne, the Company's CEO, provided an unsecured loan to the Company in the amount of $75,000. There is no interest on the principal amount of the loan until the loan matures on June 1, 2027, at which point the loan will accrue interest at a rate of 5.00% per annum.

(b) On May 18, 2022, Luke Peterson, the Company's President, provided an unsecured loan to the Company in the amount of $12,500. There is no interest on the principal amount of the loan until the loan matures on June 1, 2027, at which point the loan will accrue interest at a rate of 5.00% per annum.

(c) On May 18, 2022, Matthias Thoemmes, the Company's co-founder and Director of Engineering, provided an unsecured loan to the Company in the amount of $12,500. There is no interest on the principal amount of the loan until the loan matures on June 1, 2027, at which point the loan will accrue interest at a rate of 5.00% per annum.

(d) On January 13, 2021, Ryan Byrne, the Company's Chief Executive Officer, provided an unsecured loan to the Company in the amount of $150,000. On March 15, 2022, the Company repaid the principal balance of the loan on March 15, 2022. Mr. Byrne waived the accrued interest of $9,054 due thereunder. This loan is referenced in Note 4 of the financial statements.

The Company has from time to time provided platform licensing and other services to The Buzz Lab, a production Company controlled by Ryan Byrne, the Company's Chief Executive Officer. These transactions were conducted at an arm's length and in the ordinary course of business. As of December 31, 2021, The Buzz Lab paid the Company an aggregate $46,387 in fees relating to these transaction.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by January 10, 2023 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $150 and the maximum amount that an Investor may invest in the Offering is $107,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The nominee of the Securities shall be Republic Investment Services LLC (the "Nominee"). The Nominee will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $18,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion the Investor will receive, the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $18,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any Safes; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Pro-Rata Rights of Major Investors

Certain Investors of the Securities will receive pro-rata rights through the Offering, allowing them to avoid dilution in future rounds. Investors that make investments of $50,000 or greater in the Offering (such Investors, the "**Major Investors**") will gain the right to continue investing the in Company and avoid dilution while others will not. Major Investors will have the right to participate in new securities offerings unless the securities (i) are issued as a dividend or distribution on outstanding securities, (ii) are issued upon the conversion or exercise of outstanding securities, (iii) are issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's board of directors, (iv) are issued pursuant to the acquisition of another corporation or its assets, or (v) up to one million dollars ($1,000,000), of such securities, are issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently with and at the direction of the Chief Executive Officer of the Company.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company. For the anti-dilution rights of Major Investors, please see the section titled "*Pro-Rata Rights of Major Investors*", above, and the Crowd SAFE agreement.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering.


TAX MATTERS


EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.


LEGAL MATTERS


Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.


DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION


The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.


ADDITIONAL INFORMATION


The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Ryan Byrne
_____
(Signature)

Ryan Byrne
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Ryan Byrne
_____
(Signature)

Ryan Byrne
_____
(Name)

Chief Executive Officer
_____
(Title)

July 18, 2022
_____
(Date)

/s/ Luke Peterson
_____
(Signature)

Luke Peterson
_____
(Name)

Treasurer
_____
(Title)

July 18, 2022
_____
(Date)

/s/ Matthias Thoemmes

(Signature)

Matthias Thoemmes

(Name)

Secretary

(Title)

July 18, 2022

(Date)

EXHIBIT A

Financial Statements

BUZZCAST, INC.

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
BuzzCast, Inc.
Los Angles, California

We have reviewed the accompanying financial statements of BuzzCast, Inc., which comprise the balance sheets as of December 31, 2021, and 2020, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of BuzzCast, Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
May 26, 2022

275 HILL STREET, SUITE 260 • RENO, NV 89501 • 775.525.1TAX (1829) • WWW.BELLE.CPA

BUZZCAST, INC.
BALANCE SHEETS
DECEMBER 31, 2021 AND 2020
(unaudited)

ASSETS

	2021	2020
CURRENT ASSETS		
Cash and cash equivalents	$ 925,881	$ -
Employee advances	22,500	22,500
Prepaid expenses and other current assets	6,321	14,213
TOTAL CURRENT ASSETS	954,702	36,713
OTHER ASSETS		
Software development costs	1,254,261	311,573
Intangible assets	10,800	11,241
TOTAL OTHER ASSETS	1,265,061	322,814
TOTAL ASSETS	$ 2,219,763	$ 359,527

LIABILITIES AND SHAREHOLDERS' EQUITY

	2021	2020
CURRENT LIABILITIES		
Accounts payable	$ 100,105	$ 5,000
Accrued payroll	30,000	-
Due to related parties	159,054	46,387
Deferred revenue	29,619	-
TOTAL CURRENT LIABILITIES	318,778	51,387
LONG-TERM LIABILITIES		
Warrant liability	2,086	-
TOTAL LONG-TERM LIABILITIES	2,086	-
TOTAL LIABILITIES	320,864	51,387
SHAREHOLDERS' EQUITY		
Preferred stock, see note 5	29	-
Common stock, see note 5	100	100
Common stock subscriptions receivable	(100)	(100)
Additional paid-in capital	3,223,320	-
Retained earnings/(Accumulated deficit)	(1,324,450)	308,140
TOTAL SHAREHOLDERS' EQUITY	1,898,899	308,140
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 2,219,763	$ 359,527

See independent accountant's review report and accompanying notes to financial statements.

BUZZCAST, INC.
STATEMENTS OF INCOME
DECEMBER 31, 2021 AND 2020
(unaudited)

	2021	2020
REVENUES	$ 704,019	$ 851,740
COST OF GOODS SOLD	252,099	235,016
GROSS PROFIT	451,920	616,724
OPERATING EXPENSES		
Amortization expense	441	367
General and administrative	133,493	55,413
Payroll expenses	1,141,757	94,837
Professional fees	225,734	38,717
Research and development	212,615	118,285
Sales and marketing	365,759	965
TOTAL OPERATING EXPENSES	2,079,799	308,584
NET OPERATING INCOME/(LOSS)	(1,627,879)	308,140
OTHER EXPENSES		
Issuance of warrants	(2,086)	-
Interest expense	(2,625)	-
TOTAL EXPENSES	(4,711)	-
NET INCOME (LOSS)	$ (1,632,590)	$ 308,140

See independent accountant's review report and accompanying notes to financial statements.

BUZZCAST, INC.
STATEMENTS OF EQUITY
DECEMBER 31, 2021 AND 2020
(unaudited)

	Preferred Stock		Common Stock		Common Stock Subscriptions Receivable	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount				
BEGINNING BALANCE, DECEMBER 8, 2020 (INCEPTION)	-	$ -	-	$ -	$ -	-	$ -	$ -
Issuance of common stock	-	-	10,000,000	100	(100)	-	-	$ -
Net income	-	-	-	-	-	-	308,140	$ 308,140
ENDING BALANCE, DECEMBER 31, 2020	-	$ -	10,000,000	$ 100	$ (100)	$ -	$ 308,140	$ 308,140
Issuance of preferred stock	2,875,916	29	-	-	-	3,223,320	-	$ 3,223,349
Net loss	-	-	-	-	-	-	(1,632,590)	$ (1,632,590)
ENDING BALANCE, DECEMBER 31, 2021	2,875,916	$ 29	10,000,000	$ 100	$ (100)	$ 3,223,320	$ (1,324,450)	$ 1,898,899

BUZZCAST, INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2021 AND 2020
(unaudited)

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (1,632,590)	$ 308,140
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Amortization expense	441	367
SAFE issued in exchange for services rendered	10,000	-
Issuance of warrants	2,086	-
(Increase) decrease in assets:		
Employee advances	-	(22,500)
Prepaid expenses and other current assets	7,892	(14,213)
Increase (decrease) in liabilities:		
Accounts payable	95,105	5,000
Accrued payroll	30,000	-
Due to related parties	112,667	46,387
Deferred revenue	29,619	-
CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES	(1,344,780)	323,181
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for intangible assets	-	(11,608)
Cash used for software development costs	(942,688)	(311,573)
CASH USED FOR INVESTING ACTIVITIES	(942,688)	(323,181)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of preferred stock	3,213,331	-
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES	3,213,331	-
NET INCREASE (DECREASE) IN CASH	925,863	-
CASH AT BEGINNING OF YEAR	-	-
CASH AT END OF YEAR	$ 925,863	$ -
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ 2,625	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1.   **Summary of Significant Accounting Policies**

The Company
BuzzCast, Inc. (the "Company") was incorporated in the State of Delaware on December 8, 2020. The Company specializes in an event platform for virtual, in person, and hybrid events that can be customizable to match your brand. Additionally, the Company offers seamless registration integration, along with being able to successfully handle events with individuals from 5 to 500,000.

Going Concern
Since Inception, the Company has relied on funds from SAFE obligations issued to fund its operations. As of December 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities. See note 6 for the Company's plan to mitigate these matters.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, and 2020, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021, and 2020, the Company had no accounts receivable.

Intangible Assets
The Company accounts for intangible assets (including trademarks and website) in accordance with ASC 350 "Intangibles-Goodwill and Other" ("ASC 350"). ASC 350 requires that goodwill and other intangibles with indefinite lives be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value. In addition, ASC 350 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests when circumstances indicate that the recoverability of the carrying amount of goodwill may be in doubt. Application of the goodwill impairment test requires judgment, including the identification of reporting units; assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions or the occurrence of one or more confirming events in future periods could cause the actual results or outcomes to materially differ from such estimates and could also affect the determination of fair value and/or goodwill impairment at future reporting dates.

The Company amortizes the cost of our intangible assets over the 15-year estimated useful life on a straight-line basis. Amortization expense amounted to $441 and $367 for the years ended December 31, 2021, and 2020, respectively.

Software Development Costs
In compliance with ASC 350-50, Accounting for Costs of Computer Software Development and ASC 985-20, Costs of Software to be Sold, Leased or Marketed, in the future, the Company will capitalize and carry forward as assets, the costs to develop the BuzzCast platform. Research is the planned efforts of a company to discover new information that will help create a new product or service. Such costs are expensed. Development takes the findings generated by research and formulates a plan to create the desired platform. The Company applies the GAAP capitalization requirements of the "waterfall" approach which includes a specific sequential order of Plan, Design, Coding/development, Testing and Software release.

The Company monetizes and forecasts the revenues from the internally developed software and amortize the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the platform will be expensed. The Company plans to start amortizing the costs in 2022.

1. **Summary of Significant Accounting Policies (continued)**

Software Development Costs (continued)
The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021and 2020.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained taxable net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years.

Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

1.   **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments (continued)

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling an event platform. The Company's payments are generally collected upfront. For years ending December 31, 2021, and 2020 the Company recognized $704,019 and $851,740 in revenue, respectively.

Stock Compensation Expense
ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees and non-employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values at the grant date. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair grant date FV of equity instruments. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date. Share-based compensation expense for the years ended December 31, 2021, and 2020 was $3,279 and nil, respectively.

1. <u>**Summary of Significant Accounting Policies (continued)**</u>

    Advertising Expenses
    The Company expenses advertising costs as they are incurred.

    Organizational Costs
    In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

    New Accounting Pronouncements
    From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

    In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity.* ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

    In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2. <u>**Commitments and Contingencies**</u>

    The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. <u>**Warrant Liability**</u>

    During 2021, the Company issued 39,132 warrants to investors. The warrants entitle the holder to purchase one share of common stock at an exercise price equal to $1.60 per share at any time on or after the "Initial Exercise Date" and on or prior to the close of business on their five-year anniversary in 2026 (the "Termination Date"). The Company determined that these warrants are free standing financial instruments that are legally detachable and separately exercisable from the common stock included in the public share offering. Management also determined that the warrants are callable for cash upon a fundamental transaction at the option of the holder and as such required classification as a liability pursuant to ASC 480 "Distinguishing Liabilities from Equity". In accordance with the accounting guidance, the outstanding warrants are recognized as a warrant liability on the balance sheet and are measured at their inception date fair value and

3.   **Warrant Liability (continued)**

subsequently re-measured at each reporting period with changes being recorded as a component of other income in the statement of operations.

The fair value of the warrant liabilities was measured using the Black-Scholes model. Significant inputs into the model at the inception and reporting period measurement dates are as follows:

Warrant Calculation

Stock Price	$	0.10
Exercise Price	$	1.60
Time to Maturity (years)		5
Annual Risk-Free Interest Rate		1.51%
Annualized Volitility		125%
Fair value of warrants	$	0.05

The warrants outstanding and fair values at each of the respective valuation dates are summarized below:

	Warrants Outstanding	Fair Value per Share		Fair Value
Fair value at initial measurement date:	39,132	$ 0.05	$	2,086
Fair value at December 31, 2020:	39,132		$	2,086

As of December 31, 2021, and 2020, the Company recorded a loss on the issuance of the warrants amounting to $2,086 and nil, respectively.

The warrant liabilities are considered Level 3 liabilities on the fair value hierarchy as the determination of fair value includes various assumptions about future activities and the Company's stock prices and historical volatility as inputs. During the years ending December 31, 2021, and 2020, none of the warrants have been exercised.

4.   **Due to Related Party**

Since inception, the related parties of the Company has provided funds of $159,054 and $46,387, respectively. The funds bear no interest and have no maturity date. Management does not intend to pay back the fudns within the next year.

5.   **Equity**

Common Stock
Under the amended articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 18,000,000 shares, at a $0.00001 par value per share. As of December 31, 2021, and 2020, 10,000,00 shares have been issued and are outstanding.

5.   <u>**Equity (continued)**</u>

Preferred Stock
Under the amended articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 5,219,671 shares, at a $0.00001 par value per share. As of December 31, 2021, and 2020, 2,875,916 and nil shares, respectively, have been issued and are outstanding.

Equity Incentive
The Company's 2020 Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 1,500,000 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan. As of December 31, 2021 and 2020, 98,323 and nil shares, respectively, have been issued under the Plan. A total of 35,325 and nil shares have vested as of December 31, 2021 and 2020, respectively. No shares have been exercised as of December 31, 2021 or 2020.

SAFE Obligations
During 2021, the Company issued thirteen Simple Agreements for Future Equity ("SAFEs") for a total of $3,223,349. During 2021, these SAFE Obligations were converted into a total of 1,118,106 shares of preferred stock.

6.   <u>**Going Concern**</u>

These financial statements are prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. In 2022, the Company significantly reduced it's burn rate following the completion of a multi-year long platform development. The monthly expenses have an aggregate reduction of $300,000 a month. This will help move the Company towards profitability. No assurance can be given that the Company will be successful in these efforts. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

7.   <u>**Subsequent Events**</u>

Preferred Stock and Warrants Issued
In 2022, the Company issued a total of 853,903 shares of preferred stock in exchange for $1,323,344. In conjunction with the preferred stock issued, the Company issued warrants, which allows for a total of 133,167 additional shares of preferred stock to be purchased from the Company.

7.   **Subsequent Events (continued)**

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Managements Evaluation
The Company has evaluated subsequent events through May 26, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

EXHIBIT B

Offering Page found on Intermediary's Portal.



Company Name	BuzzCast



Logo

Headline   Powering the world's largest, most buzzworthy virtual and hybrid events

Slides







Tags

Veteran Founders, Companies, Crowd SAFE, Event Management, Video & Streaming, $1M+ revenue, Venture-backed, Coming Soon, Blockchain, 10-24 employees

Pitch text

Summary

- Jason Calacanis-backed startup, with $4.4M in capital raised
- Gold Stevie Award for Best Tech Startup & Best Educational Event 2021
- $1.65M in revenue since company launch in July 2020
- Established client base includes Uber, Shiseido, Carnival and ServiceNow

- Strong leadership team including former Disney, Hulu and CBS executives
- Integrating innovative blockchain technology into the core platform

Problem

A large gap in the Enterprise Sector of the market

Current 'self-service' virtual events platforms are very limited in the options they offer, and are not built for professional use. Enterprise brands—and the top-tier production teams that support them—need more robust, flexible, and professional-grade toolsets to manage their premium events.

Enterprise customers need:

- Broadcast-quality streaming, not pixelated content.
- Ability to scale from 100 attendees to over 100,000, while supporting multi-day and multi-track content formats.
- Enterprise-class security to safely maintain innovative ideas and user data.
- Fully customizable experience that allows audiences to seamlessly engage with their brand.

Solution

We built the industry's premium platform

We've already built **the industry's premium platform** and put it to the test with some of the top brands in the world including Uber, The United Nations, Anthem, Shiseido and many more.

BuzzCast was built by producers for producers and engineered with ***Enterprise Businesses*** in mind. We prioritized stability and scale by building our product from the ground up on AWS Serverless technology. By doing so, BuzzCast is able to deliver broadcast-quality streaming with customization capabilities, to support demanding brands and millions of viewers anywhere in the world.

Our platform was also architected as a single-tenant system, enabling us to deliver a world-class degree of security.

But don't take our word for it...



Easiest To Use
SPRING
2022
Best Meets Requirements
Small Business
SPRING 2022
Best Support
Small Business
SPRING 2022
High Performer
SPRING
2022
BuzzCast
digital events platform
“Sleek platform built for a great user experience.”
“Excellent service - just absolute top-level in their field.”

Product

BuzzCast features



1 **Easy Setup For Greater Scalability**

Our **intuitive CMS *(Content Management System)* makes it easy** to brand your event, select features, and manage content all in one interface. Utilize our built-in registration, or simply connect leading ticketing platforms.


Event Pages
Select Pages to Include for This Event.
Holding Page
Agenda
Past Content
Speakers
Posters
Booths
Directory
Leaderboard
Library
Directory

2 Launch Feature-rich Events

Rightsize your event by activating our **robust set of features** including: high-def streaming, polling, networking, sponsors, resource library, leaderboard, private meeting rooms, and more.


HISEIDO
CELEBRATING 150 YEARS OF SHISEIDO
O AMERICAS TOWN HALL MEETING 2022
SHISEIDO
HOME
CHAT
SLIDES

3 Intuitive Analytics Drives Lasting Engagement

Leverage BuzzCast's **rich analytics** to see which attendees you should follow up with first, or identify your most popular topics and speakers and launch follow-up deep dive meetings or recast and promote popular sessions.



Session Attendance Over Time
Attendee Country
Attendee Locations
Moscow
New York City
Seoul
Cairo
Dhaka
Mexico City
Manila
Bogotá
Kinshasa
Jakarta
Lima
Buenos Aires
Page Visits by Event Section

Traction

Generated $1.65M in revenue

Since launch in July 2020, the most prominent events have been hosted on BuzzCast. Across ***multiple industries***, our platform powered global corporate town halls, internal sales kick-offs, multi-day and multi-track events, educational experiences, marquee conferences and more! BuzzCast continues to host simple to complex experiences, serving brands and production agencies including but not limited to The United Nations, Uber, Shiseido, Waste Management, Anthem Blue Cross and Carnival.



Founded
March, 2020
First Event
End of July, 2020

36
Enterprise Events Complemeted
150K+
Attendees
0
Downtime
$1.65M
Revenue since launch in July 2020

300% Increase in sales pipeline - Q4 to Q1 2022

In 'Q4' 2021, we moved out of 'Stealth Mode', and have seen an immediate and sharp increase in the sales pipeline. We hired one Account Executive, two SDRs in Q4, as well as Jeff Kreinik—a 20-year veteran of event-tech sales—***as our CRO***.



Sales Traction since October 2021
130
New Deals Generated
$473K
Closed Deals
$789K
50%+ Close Probability

Breakdown By Quarter

Q4 = 30 Deals

Generated as we onboarded new Sales team.

Q1 = 100 Deals

Acquired, reflecting notable growth in sales traction.

Projection analysis

Description	Q1	Q2	Q3	Q4
Revenue	$162K	$500k	$800K	$1.25M

Annual Total = $2.71M

Customers

Trusted by global brands





















CARNIVAL CORPORATION & PLC
UNITED NATIONS
Anthem
Just for laughs
cornerstone
SHISEIDO
aes
WM WASTE MANAGEMENT
Uber
WORLD TRAVEL & TOURISM COUNCIL

> **"**
>
> **Hands down, the best platform we used all year. BuzzCast knows production, they just GET IT.**
>
> J.B.MILLER
>
> Founder & CEO
> **Empire Entertainment**

> **"**
>
> **Our client Shiseido was incredibly happy and we could not have done it without the consistent support from BuzzCast.**
>
> MARISSA ASTOLFI
>
> Producer
> **Gradient Experiential**

> **"**
>
> **BuzzCast provided the best digital solution, when we needed it most!**
>
> OZ WEAVER
>
> Head of Events
> **Just for Laughs, Comedy Festival**

Business Model

We leverage the existing client base of top-tier production companies

We provide top agencies with the technology backbone they need to operate enterprise events. By **amplifying their event content and community** investment beyond the event itself, we can boost ROI and ROX *(return on experience)*.

Built for Production Teams by Production Teams

BuzzCast's **advanced production experience** helps to create a **stronger product** for agency partners and their clients.

Built the Right Way, by the Right People

1

2

3

Top Down Strategy

We deliver a **solution that enterprise clients lack** -- a high-quality, high-performance **virtual event platform**. The robust platform then **opens up simpler tools** to help brands deliver a variety of events, as well.

Focus on Extending ROI

The **key to impacting ROI** is not just what happens during the event, but also how you **amplify content and community** beyond the event as well.

Our discipline

Operational Efficiency

BuzzCast's entire team received extensive training for EOS *(Entrepreneurial Operating System),* a practical methodology that creates a clear operational framework for effectively running a company, while implementing goals and accountability in accomplishing them.

Financial Oversight

BuzzCast works closely with CRI*: Carr, Riggs, Ingram to handle its accounting, strategic financial planning and cash flow management.

***Greg Crabtree, author of Simple Numbers, developed a firm to support a system for strategically managing cash flow in a fast-growing startup.*

Core Values

G.

Grit

All in.

Perseveres with passion.

R.

Rock-Solid

Do the right thing (when no one is looking).

Capable.

Level-headed.

I.

Initiators

Don't wait. Do.

Take action & accountability.

T.

Think Creatively

Find the 'magic', not just 'a' solution.

Work the problem, don't pass it on.

Market

Solve complex problems, then expand the offering

With the Q4 2021 release of our CMS, we've already begun to *expand* our self-service offerings to enable our production partners and their enterprise clients to handle simpler meetings—in addition to their marquee events.



> **Global Virtual Event Platform Market size & share expected to reach USD 30.09 Billion by 2030.**
>
> PR NEWS WIRE

> **Companies who understand how to leverage virtual events could multiply their event attendance and grow their brand, revenue and ROI.**
>
> FORBES

Market Trend



Virtual Event Platform Market

VIRTUAL EVENTS **2022** — **$12.08B**

VIRTUAL EVENTS **2026** — **$22.79B**

VIRTUAL EVENTS **2030** — **$30.09B**

13% CAGR* 2022-2030

SOURCES: PR NEWS WIRE, FORBES, POLARIS MARKET RESEARCH.
*COMPOUND ANNUAL GROWTH RATE.

Competition

BuzzCast stands out in a market filled with outdated technology

BuzzCast's digital platform provides *the customization and scale customers expect for their events and other experiential content.* With the launch of our integrated CMS in late 2021, brands and production agencies now have the *flexibility to* **seamlessly execute many events** at a given time, while also **amplifying engagement** opportunities for their audiences. BuzzCast also continues to prioritize scale, security, and support across the entire platform, **providing a dependable and trustworthy experience** <u>enterprise-grade customers require.</u>

Our team is comprised of experienced producers, offering a unique approach to amplifying both virtual and hybrid events.

Competitive analysis

Event Platforms	Self Service	High-end	Customizable	Production	Ticketing	Funding
BuzzCast $1.6M in Revenue	v 1.0 Released *Dec 2021*	✓	✓	✓	Integrate with Multiple	**$4.3** Seed Round
Hopin $100M (ARR) in Revenue $1B in Funding $7B valuation	✓				Only their own	**$400M @** $4.5B Valuation
Intrado $2.6B in Revenue		✓	✓	✓	Only their own	Publicly Traded
Bizzabo $22M in Revenue $194.5 in Funding	✓		✓		Only their own	**$138M @** (inclear $650M-2B)

Vision And Strategy

Where BuzzCast is going

The Enterprise Choice by 2024

Scale

2022 **$4M** Annual

Enable our production partners to operate BuzzCasts Platform on their own, and scale their event programs.

The Enterprise Choice

2024 **$40M** Annual

Over half of the top 25% event production companies and agencies choose BuzzCast.

Dominate ROI

2027 **$100M** Annual

Be considered the clear leader in measurable ROI for Enterprise Clients before, during, and after their events.

Digitize Content with Innovative Blockchain Technology

As the Digital Venue for large corporate and consumer events, BuzzCast is the "expo hall" for users to exchange ideas and content. By automatically turning every session, attendee, speaker and, sponsor booths into digital objects that can be collected, exchanged, and redeemed, we believe incredible value can be unlocked for event organizers, sponsors, and attendees.



Value for Sponsors is a Problem

Sponsorship drives many events, yet the methods for **delivering tangible value to sponsors is severely lacking** in both the virtual and hybrid event space.



We Already Built and Tested a Solution

In 2019 two of BuzzCast's partners, **built a blockchain events solution that leveraged NFTs to drive brand engagement** before, during and after the event. Beta tested at both a live and virtual event, the product showed a **major boost to attendee engagement results.**



What We Are Doing

BuzzCast is implementing this blockchain layer into the core of the Platform, to automaticallly generate **Smart Digital Assets** that let attendees collect content, sessions, contact info, rewards, etc, and enable hosts and sponsors to gamify the system to drive attendee behavior and boost engagement.

Real-World Test of Our Solution



Participation
1 in 20 of 27,000 festival attendees participated in our activation.

Engagement
Users performed an average of 2.4 activities during the event.

Redemption
30% of users redeemed their digital collectibles for rewards.

Value
$7+ average revenue per user, and reached 2.5x global app average.

Funding

Democratize the private investment market

Since expanding our team at the end of last year, we've seen tremendous growth, and expect this to increase throughout the fiscal year. Through Republic, everyone will have the opportunity to impact our innovation at the ground level. In turn, BuzzCast will reach its fundraising goals, while also democratizing the private investment market.

Current investors include:



Jason Calacanis

Led $700K SAFE round,
Spring of 2021



Ayre Ventures

Led $3.25M Seed Round,
Fall 2021

Founders

Veteran event producers & world-class web technologists

Our founders launched the industry's premiere virtual and hybrid event platform in July of 2020. Learn more about then below!



Ryan Byrne

Co-Founder & CEO

- **15 Years** as founder & CEO of The Buzz Lab -- Production Agency for Oracle, Adobe, PayPal and PWC.

- **Founder & CEO of GorillaGuide, Inc.** -- the first online backpacker guidebook and reservation system.

- Former experience in Private Equity, with **Capital Resource Partners.**

- **President of Geenee**, low-code WebAR SaaS technology platform producing interactive NFTs, Games and eCommerce products that amplify human abilities.

- Closed $2B in sales throughout 12-years of experience in Banking Industry.



Luke Peterson

Co-Founder & President



Matthias Thoemmes

Dirrector of Engineering

- **Co-Founder & CTO of LayA|R** -- an advisory, consulting and commercial solutions for WebAR, spatial web, and ARCloud.

- **Senior Web Developer, Geenee**, developing front and backend solution for WebAR platform.

Team

Gianna Gaudini	BuzzCast Advisory Board	Author of Amazon Best-Selling book: The Art of Event Planning. Experience includes: Head of Events at Airtable; Head of Events, AWS & SoftBank Vision Fund; 8+ Years, Marketing Events Leader, Google.
Ryan Byrne	Co-Founder & CEO	Experience includes: Founder & CEO, The Buzz Lab, production company for Oracle, Adobe, eBay, PayPal and more; Founder & CEO, GorillaGuide, Inc.
Karoline Mikkelsen	Head of Production	Experience includes, 15+ years in event production, NCompass, Ant Farm, Wondros & National Institute of Health; Production Manager, Cirque du Soleil.
Rachan (Butch) Reddy	BuzzCast Advisory Board	16+ years of experience investing in and guiding entrepreneurs in scaling innovative companies in the technology space, as well as extensive experience in the Asia market. General Partner, IDG Ventures.
JC Oliver	BuzzCast Advisory Board	International speaker on Innovation. Experience includes: Co-Founder & CMO, Recast; Former Global Chief Creative and Innovation Officer, Microsoft; Former Global Chief Creative Officer, AOL.
Luke Peterson	Co-Founder & CPO	Experience includes: Founder & CEO, LAYAIR; President, US Operations, Geenee; Managing Director & Private Banker, First Republic Bank, Wells Fargo
Reeve Collins	BuzzCast Advisory Board	Serial entrepreneur focused on Digital Media & Blockchain Technologies. Experience includes: Co-founder & former CEO, Tether; Co-Founder & CEO, Blockv; Co-Founder, SmartMedia Technologies.
Frank Addante	BuzzCast Advisory Board	Engineer turned entrepreneur, building high-tech, high-scale, disruptive technology companies. Experience includes: Founder, Rubicon Project (now Magnite).
Matthias Thoemmes	Co-Founder & Lead Engineer	Experience includes: Co-Founder & CTO, LayA|R; Senior Web Developer, Geenee; Front+Backend Developer, Ask HELMUT.
Clay Webster	Chief Technical Officer	Experience includes: Head of platform engineering, CBS Interactive; Co-Founder & CTO, Vivoom; Platform Infrastructure, CNET.

Perks

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.
How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

BuzzCast, Inc.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], BuzzCast, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $18,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined below).

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly

notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b) **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Not withstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c) **Dissolution Event**.   If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a non-voting series of Capital Stock that is otherwise identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

> (i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company; and

> (ii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.00001 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company..

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs..

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

   (f) The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

   (g) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

   (h) The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

   (i) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

   (j) If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

   (k) The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.   THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the purchase of this Crowd SAFE.

(b)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Eden, Utah. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(m)   In the event the Investor, together with its affiliates, purchases one or more Crowd SAFEs with an aggregate Purchase Amount equal to or exceeding $50,000 (a "**Major Investor**"), the Company shall provide the Investor with at least ten (10) business days prior written notice of the First Equity Financing, including the price and terms thereof. The Major Investor shall have a right to convert, in its sole discretion, any Crowd SAFEs then held by the Major Investor upon the closing of the First Equity Financing into a number of shares of the CF Shadow Series of Capital Stock in accordance with Section 1(a). For the avoidance of doubt, this clause shall only apply to the Purchase Amount from the current Offering of the Company's Capital Stock and will not be integrated with any previous offerings of the Company's Units.

(n)   The Company shall provide the Major Investor with at least ten (10) business days prior written notice ("**Notice**") including the price and terms thereof of the First Equity Financing consisting of any new equity securities other than Excluded Securities (such Securities other than Excluded Securities the "**New Securities)**. The Investor shall have the right, upon Notice from the Company, within ten (10) days following receipt of the Notice, whether such Notice is provided before or after the issuance (the "**Exercise Period**"), to elect to subscribe for, at the price and on the terms stated in the Notice, such number of New Securities equal to the product obtained by multiplying the number of New Securities (calculated on an as-converted basis) by a fraction, the numerator of which is the Common Stock (calculated on an as-converted basis) held by the Investor on the date of such Notice (and prior to the issuance) and the denominator of which is the total number of Common Stock (calculated on an as-converted basis) issued and outstanding on the date of such Notice (and prior to the issuance); provided, however, the denominator shall not include shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company. If all or any portion of the New Securities are not subscribed to by the Investor as described above, then the Company may, at its election, during a period of thirty (30) days following the expiration of the Exercise Period, issue the remaining New Securities to other parties at a price and upon terms not more favorable than those stated in such Notice. In the event the Company has not issued the New Securities within such thirty (30) day period, the Company shall not thereafter issue any New Securities without first offering such securities to the Investor in the manner provided in this clause. Failure by the Investor to exercise its option to subscribe with respect to one offering and issuance of New Securities shall not affect its option to subscribe for equity securities in any subsequent offering and issuance. This clause shall not apply to "**Excluded Securities**" issued by the Company which shall mean (i) securities issued as a dividend or distribution on outstanding securities, (ii) securities issued upon conversion or exercise of outstanding securities, (iii) securities issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's Board of Directors, (iv) securities issued pursuant to the acquisition of another corporation or its assets by the Company, or (v) up to one million dollars $1,000,000 in securities issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

BuzzCast, Inc.

By:
Name: Ryan Byrne
Title: Chief Executive Officer
Address: 8483 Spring Park Drive, Eden, Utah
Email: ryan@buzzcast.com

INVESTOR:
By:
Name:

EXHIBIT A

Nominee Rider and Waiver

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by BuzzCast, Inc. (the "**Security**"), to receive all notices and communications on behalf of the Investor, cause the Security or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian, and, to the extent the Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently with and at the direction of the Chief Executive Officer of BuzzCast, Inc. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the purchasers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's personally identifiable information for these purposes during the Term and Investor acknowledges that the use of such personally identifiable information is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: NOMINEE:

                                                  Republic Investment Services LLC

By: By:
Name: Name: Youngro Lee, President
Date: Date:

COMPANY:

By:
Name: Ryan Byrne, Chief Executive Officer
Date:

EXHIBIT D

Video Transcripts

Video 1

Speaker 1 (00:00):

All right, quiet in the office, everybody we're rolling on the demo. And action, Ryan.

Ryan Byrne (00:05):

BuzzCast is an enterprise-scale managed virtual event platform capable of standing up multi-day multi-track events and pushing them out to over 20 different channels.

Speaker 3 (00:17):

Well, whoa, whoa, whoa. What are you talking about?

Ryan Byrne (00:23):

Who are you?

Speaker 3 (00:23):

Okay. Here's the thing. I've seen about 20 of these little demo things already today, and we got to just cut to the chase here. I need a high-end platform that can handle big events, not break, and pass our security requirements all while looking like our brand and getting our attendees to network. Can BuzzCast handle all that?

Ryan Byrne (00:39):

Yep?

Speaker 3 (00:41):

Exactly how yep?

Ryan Byrne (00:44):

Maybe it's easier if I just show you. Hey, guys. Can you come in here for a second?

Speaker 3 (00:49):

Whoa.

Todd (00:49):

Who is that? She's not in the script.

Ryan Byrne (00:51):

Just roll with it.

Speaker 3 (00:54):

Okay then. Size. Can BuzzCast handle big events?

Ryan Byrne (01:00):

Todd?

Todd (01:01):

Smallest event we did was this and the biggest.

Speaker 3 (01:12):

I mean, big numbers, but how many times did it go down or get all like [inaudible 00:01:19]?

Todd (01:19):

None. None times.

Jess (01:22):

We're built on the newest AWS serverless technology, which is just a fancy way of saying tons of people can watch without losing quality.

Speaker 3 (01:29):

Now that is something I can understand. Okay. What about security?

Ryan Byrne (01:34):

Oh, Harper?

Harper (01:35):

Our system was architected to offer both multi- and single-tenant database infrastructures as well as redundant streaming instances.

Ryan Byrne (01:51):

Yeah. I have no idea what it means either, but your security team will love it, just like these ones did.

Speaker 3 (01:58):

Well, what about branding? Does every BuzzCast event look like this? All [BuzzCasty 00:02:05]?

Ryan Byrne (02:05):

Nope. Terence?

Terence (02:07):

It's simple. Our clients want their events to look like their brand, not ours, so the interface is flexible and customizable. Check it out.

Speaker 3 (02:17):

Oh nice, what about networking?

Ryan Byrne (02:30):
We got it covered.

Jess (02:31):
Public chat.

 Terence (02:32):
Private chat.

Todd (02:33):
Topic tables.

Harper (02:34):
And we can match attendees up for video calls with people that match their interests.

Speaker 3:
Buzzcast – the platform for big, secure, branded, non-droppy, events. It's kind of got a nice little ring to it, doesn't it?

Ryan Byrne (02:39):
Does it, though? Okay. You want me to show you around?

Speaker 3 (02:41):
How about we let people use the platform to learn about the platform?

Ryan Byrne (02:44):
Oh, very meta. Okay. If you'd like to take a deeper dive, just go ahead and press the big blue button and we'll get you sorted.

Video 2

Speaker 1 (00:03):

BuzzCast of Eden, Utah, USA, is a 2021 Stevie Award winner in the 18th Annual International Business Awards.

Speaker 2 (00:12):

BuzzCast and the Buzz Lab won two gold Stevie awards for tech startup of the year in software and for best educational event for helping produce and hosting the National Academy of Sports Medicine's Optima 2020 Conference. Trusted by global brands and event production agencies, BuzzCast is a premium virtual event platform delivering a production quality experience with zero downtime.

Ryan Byrne (00:41):

Hey, everyone. This is Ryan Byrne, Co-founder and CEO of BuzzCast, as well as the founder of the Buzz Lab. Today, I have the distinct pleasure to accept two awards on behalf of my teams. The first is for best tech startup of the year in the software division. It's such a privilege after so much hard work on the part of so many people to win this award and see the recognition. And I will share it with my entire team. So thank you. In addition, our team at BuzzCast worked with our production company, the Buzz Lab, to create the National Academy of Sports Medicine's Optima 2020 event. This was a large educational event and having both our teams work together so seamlessly is a true honor for me to see and a true honor to accept this award as well. So thank you very much.

Video 3

Speaker 1 ([00:00](#)):

Hey you, great job pivoting to virtual events. And now that we can get together again, I'm guessing you've got more to figure out than ever. Events carry a lot of new expectation. Whether they're in person, virtual or hybrid, we can help. Here's how.

Speaker 1 ([00:15](#)):

First, we make the digital side easy. We know running live events is a lot of work, so whether you need basic support or a whole production team to take the virtual side off your hands, we've got you covered. Just ask any of our customers.

Speaker 1 ([00:30](#)):

Next, we bring your live and online audiences together. Whether polls or chat, BuzzCast's suite of interactive tools work in person or online. And we can digitize your live event with a single click. We integrate many of the top ticketing platforms, which makes bringing your live event to an online audience a snap.

Speaker 1 ([00:51](#)):

We know how much work goes into producing live, virtual, and hybrid events. And we offer the technology, strategy and support to make launching them easy. So let's talk about dialing up your audience reach and dialing down your stress.

Going hybrid is easier with BuzzCast!
Transcript by Rev.com

Page 1 of 1

EXHIBIT E

"Testing the Waters" Communications



BuzzCast

April 19 at 4:59 PM · 🌐

···

BuzzCast is raising $1M in funding, and could use your support in sharing this exciting news! Help us secure investment reservations by visiting our reservation campaign on @Republic. https://republic.com/buzzcast #InvestInBuzzCast #startups #investing #funding #digitalplatform #virtualevents



Help BuzzCast launch its investor campaign on Republic.com.

Reserve your investment today.

 Republic  BuzzCast

 4

1 Comment 2 Shares

 Like    Comment    Share



 



BuzzCast Launches Crowdfunding Investment round on Republic.co.

Make your reservation to invest in BuzzCast!

Hi first name,

I'm thrilled to share that BuzzCast is launching its first crowdfunding opportunity to the public on Republic.co. As a start-up, we're excited to open investing opportunities to **all investors**, to help grow our business.

Republic.co is a leading global FinTech company that operates multiple online investment platforms to support crowdfunding investment opportunities for start-ups like BuzzCast.

With as little as $150.00 commitment, everyone will have the opportunity to get in on the ground level as we continue to scale our technology and success.

Since expanding our team at the end of last year, we've seen ***300% growth in our sales pipeline***, and only expect this to increase throughout the fiscal year. Widening investment opportunities will allow more individuals to invest into our product, while also democratizing the private investment market.

Thank you for your support, and I look forward to sharing more about BuzzCast's success in the near future!

Best,

Ryan Byrne
CEO and Co-Founder
BuzzCast, Inc.

Reserve Now

Help BuzzCast Spread the Word

We just launched our reservation campaign, and in order to release the full $1,000,000 campaign, we must *first* to reach **$50,000 in investment reservations**. To get us there, we need your help in sharing this exciting news.

Check out our campaign, and share your support in any of the following ways:

   

Invest from $150+ via our campaign page.

Forward to your networks or anyone who may be interested!

Share across your social media networks.

Engage by asking questions on our *page*.

Click to Tweet Now



BuzzCast
@BuzzCaster

···

BuzzCast is raising $1M in #funding, and could use your support in sharing this exciting news! Help us secure investment reservations by visiting our reservation campaign on @Republic, click here: bit.ly/investinbuzzca... #InvestInBuzzCast #startups #investing #virtualevents



Help BuzzCast launch its investor campaign on Republic.com.

Reserve your investment today.

Republic   BuzzCast

9:25 PM · Apr 19, 2022 · Twitter Web App

1 Quote Tweet



BuzzCast
376 followers
1mo • Edited • 🌐

BuzzCast is raising $1M in funding, and could use your support in sharing this exciting news! Help us secure investment reservations by visiting our reservation campaign on Republic, https://lnkd.in/ggeUKZvF.
#InvestInBuzzCast #startupstories #investment #investing #funding #digitalplatform #virtualeventsolutions #virtualevents



 Republic  BuzzCast

Help BuzzCast launch its investor campaign on Republic.com.

Reserve your investment today.

👍❤️ 14   1 comment • 10 shares

 **BuzzCast**
April 28 at 7:42 AM · 🌐



Get in on the ground level of our innovative digital events platform by reserving an investment in BuzzCast. Help us launch our crowdfunding investor campaign on Republic today. Click here: https://rep.pub/buzzcast #InvestInBuzzCast



Everyone can now invest in BuzzCast!

Grow and scale the industry's next leading digital events platform by investing today.

 Republic    BuzzCast

REPUBLIC.COM
Reserve BuzzCast
BuzzCast allows customers to produce high-quality experiences within a fully customizable...

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BuzzCast
376 followers
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Get in on the ground level of our innovative digital events platform by reserving an investment in BuzzCast. Help us launch our crowdfunding investor campaign on Republic.com today. Click here: https://rep.pub/buzzcast #InvestInBuzzCast

Everyone can now invest in BuzzCast!
Grow and scale the industry's next leading digital events platform by investing today.
Republic
BuzzCast





Reserve BuzzCast

republic.com • 4 min read



BuzzCast
@BuzzCaster

•••

Get in on the ground level of our innovative digital events platform by reserving an investment in BuzzCast. Help us launch our crowdfunding investor campaign on Republic.com today. Click here: rep.pub/buzzcast #InvestInBuzzCast



Everyone can now invest in BuzzCast!

Grow and scale the industry's next leading digital events platform by investing today.

 Republic  BuzzCast

republic.com
Reserve BuzzCast
BuzzCast allows customers to produce high-quality experiences within a fully customizable and engagement-rich interface, perfect for your next #event!

10:43 AM · Apr 28, 2022 · Twitter Web App

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